THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

December 16, 2008

Edward M. Kelly, Esq., Senior Counsel                          VIA EDGAR

Tracey L. McKoy, Staff Accountant

Melissa N. Rocha, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re: Eternal Image, Inc./FORM S-1/Pre-effective Amendment Number 6  (to Original Form SB-2)

Your File Number 333-148695

Original Filing Date – January 16, 2008

Dear Mr. Kelly and Mses. McKoy and Rocha:

On behalf of the above-named Registrant, in response to your letter dated December 15, 2008  (the “Comment Letter”), I hereby submit one marked-up (PDF) version of the above referenced Amendment (to simplify your review) redlined where there are changes from the original Registration Statement and one unmarked version of the subject Amendment (officially filed on EDGAR). Under separate cover, an officer of the Registrant will be sending you, by overnight delivery, two “courtesy” hard signed copies, one marked and the other unmarked

The aforementioned Comment Letter contained one comment. Below is our response to said comment.

GENERAL - FINANCIAL STATEMENTS-The Registrant has added an additional footnote (i.e. footnote number 12) to be in compliance with the requirements of paragraphs 25 and 26 of FAS 154 and labeled all affected financial statements for the year ended December 31, 2007 with the title “As Restated”. In addition, regarding new footnote number 12, the opinion of the Registrant’s auditors has now been dual dated to meet the requirements of AICPA AU Section 530.05.

Please contact the undersigned should you have any questions or comments in connection with this filing. Thank you for your anticipated prompt attention to this filing.

Mr. Kelly and Mses. McKoy and Rocha/Eternal Image, Inc.

December 16, 2008

Please advise the undersigned as to when the Registrant should submit its request for accelaraetion of the registration statement’s effective date.

Thank you.

Very truly yours,

Enclosure

TEB:bc

cc:

Clint Mytch

James Parliament

William Baker

John Demetrius, CPA

Josh Pollack, CPA